Brambles Industries plc
..ssini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

28 March 2003



03022371

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 2 8 2003
WASH, D.C.
207
SECTION

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

FILE NO. 82-5205

Brambles

BRAMBLES INDUSTRIES PLC
INTERIM REPORT

For the six months ended 31 December 2002

For the Combined Businesses of Brambles Industries plc

and Brambles Industries Limited

BRAMBLES INDUSTRIES PLC

Company No. 4134697

INTERIM REPORT

For the six months ended 31 December 2002

CONTENTS

Brambles Industries is globally headquartered in Australia

Brambles

BRAMBLES 2002/03 INTERIM RESULTS

HIGHLIGHTS

Brambles Industries reported a profit before tax and before goodwill amortisation and exceptional items of £142 million – £97 million after tax – for the six months ended 31 December 2002.

Comparable operating profits (before interest, tax, goodwill amortisation and exceptional items) from continuing businesses were £182 million compared with £170 million last year, an increase of 7 per cent. The prior year included a one-off charge of £31 million related to the harmonisation of accounting policies at CHEP. At constant prior year exchange rates and excluding the one-off charge, comparable operating profit was 7 per cent lower than last year, and was in line with management expectations after the trading update provided to the market in November 2002.

Revenue from continuing businesses at £1.45 billion was 3 per cent above the same period last year, or 6 per cent higher on a constant currency basis.

Operating cash flow continued to improve as Group capex decreased by 20 per cent, with CHEP's capex 17 per cent lower.

As previously advised, a decline in overall comparable operating profits in CHEP Europe on the previous year had an impact on the result. This was because of: investment in SAP; increased service centre and transport activity and the impact of a £4 million one-off cost associated with a number of fires in service centres in the early part of the period under review.

Comparable operating profits from CHEP Americas were up by 33 per cent to £43 million with the USA growing at 44 per cent on a constant currency basis, before last year's one-off charge. This growth was driven in part by the effective execution of the performance improvement programme.

Brambles Chief Executive Officer, Sir CK Chow, said:

"We are encouraged by the strong performance improvement in CHEP USA as we continue to gain benefits from the implementation of the performance improvement programme to reduce costs and improve efficiency.

In CHEP Europe, measures to improve operational efficiency and asset productivity are progressively being put in place.

The new pan-European management structure is now in place, reflecting more appropriately the acceleration of cross-border trading and the related increase in pan-European pallet movements and requirements of European customers. The organisation is being streamlined and there is renewed focus on improving service quality, reducing cost and improving the return on capital invested."

Streamlining the organisational structure in CHEP Europe will result in a net reduction of 300–400 positions from the European indirect workforce, and is expected to result in annualised savings of £10 million in 2004/05. A study is also under way to develop the optimal service centre network for the pan-European business. A review of product and service offerings, to simplify customer administration and billings, improve service quality and align services and pricing more closely with customer needs, has also commenced. These elements of the restructuring programme will incur an operating exceptional cost of £40 million.

The second part of the CHEP Europe restructuring plan is a programme to improve the efficiency of the pallet pool as, from 1999, the size of the European pallet pool grew disproportionately to the growth in revenue. This resulted in

an estimated excess of up to 14 million pallets in the pool. It is worth emphasising that this is an issue relating to the under-utilisation of our assets. An accelerated programme is being put in place to audit, collect, and repair pallets at customer locations as well as the redistribution of pallets within CHEP's service network to meet customer demands.

The cost of this part of the programme is estimated to be £45 million, to be shown as an operating exceptional item as incurred over the next 30 months.

Cleanaway continued to grow revenue and performed steadily in a challenging market.

Recall expanded via both acquisitive and organic growth, resulting in both revenue and comparable operating profits improving by 17 per cent for the half.

Improvement in the Brambles Industrial Services division was driven by a strong performance in Australia, offset partly by weaker performance in the Steel Services activities in the Northern Hemisphere. Regional Businesses' comparable operating profits were lower with weaker performance from Interlake due to adverse market conditions in the USA. Sir CK said:

"With the work that has been done to streamline and refocus the Group's asset portfolio, CHEP, Cleanaway and Recall now represent 90% of Group profit. Brambles Industrial Services has been successfully restructured and is now performing soundly, and Brambles Marine in Australia and Heavy Contracting in Europe were divested in the first half."

Basic earnings per share after goodwill amortisation and exceptional items increased to 5.3 pence, compared to 0.9 pence for the prior year on a pro forma basis, and 2.0 pence after eliminating the one-off charge from the prior year comparison.

Before goodwill amortisation and exceptional items, earnings per share was 5.7 pence compared with 6.0 pence in the prior year.

An interim dividend of 3.757 pence (10 cents) per share will be paid on 10 April 2003 to holders of Brambles shares at the close of business on 21 March 2003. This dividend will be fully franked for shareholders of Brambles Industries Limited.

BRAMBLES INDUSTRIES
SUMMARY OF THE COMBINED INTERIM RESULTS

For the six months ended 31 December 2002

£ millions	6 months ended 31/12/02	Pro forma 6 months ended 31/12/01 *	Increase/ (decrease) %
Results before exceptional items and goodwill amortisation			
Continuing businesses			
Revenue, including associates	1,453	1,407	3
Comparable operating profit *	182	170	7
Group			
Revenue, including associates	1,474	1,619	(9)
Profit before tax	142	137	4
Profit after tax	97	102	(5)
Earnings per share	5.7p	6.0p	(5)
Group results after exceptional items and goodwill amortisation			
Profit before tax	137	34	
Profit after tax	90	16	
Earnings per share	5.3p	0.9p	
Interim dividend per share	3.757p	3.590p	
Interim dividend payable	10 April 2003		
Dividend record date	21 March 2003		
Net debt	1,688	1,872	

* Refer to Note 1 on the following page.

FINANCIAL HIGHLIGHTS *(refer Note 1)*

- The performance of Brambles in the first six months of the financial year is in line with our expectations, following the trading statement in November 2002.
- CHEP's overall comparable operating profits, excluding the one-off accounting harmonisation charge last year and in constant currency, were 7 per cent lower than the same period last year.
- CHEP USA's comparable operating profit improvement programme is continuing to be executed effectively with profits for CHEP Americas up by 33 per cent. CHEP Europe comparable operating profits were down by 32 per cent. Implementation of the restructuring plan is underway.
- Cleanaway performed steadily in a challenging environment with comparable operating profits slightly lower than last year. Recall continues to grow revenue and profits due to both organic and acquisition growth.
- Industrial Services had an improved profit performance though in our Regional Businesses, Interlake profits were lower.
- Operating cash flows improved compared with the same period last year.
- Assuming continued global political and economic stability, the outlook for the Group for the financial year is unchanged since our AGM and trading statements in November 2002, with good growth in CHEP Americas and the Rest of the World, and lower comparable operating profits from CHEP Europe. Cleanaway continues to face a challenging market in Europe. Recall should continue to grow. There will be a continued focus on improving the cash performance of the Group.

* Note 1:

- The results for the six months ended 31 December 2001 included a one-off charge of £31 million (£19 million after tax) in respect of accounting harmonisations in CHEP (note 5 in the financial statements).
- Throughout this business commentary, all references to comparable operating profits are to 'operating profit before exceptional items and goodwill amortisation'. Measures of business performance have been calculated in constant currency (at the previous six months' average exchange rates).
- In the statutory financial statements, foreign currency results have been translated at the average exchange rates ruling in each period.

The table on the following page summarises the results at actual and average exchange rates for the previous six months. The results for the six months to 31 December 2001 are reflected after the impact of the harmonisation of accounting in CHEP. The net negative impact of the harmonisation was £23 million and included a one-off charge of £31 million (see note 5 of the financial statements).

TURNOVER (INCLUDING ASSOCIATES) BY BUSINESS

£ millions	**6 months ended 31/12/02 as reported**	6 months ended 31/12/02 at average exchange rates for previous half year (a)	6 months ended 31/12/01 (b)	% change (a)/(b)
CHEP	**620**	646	591	9
Cleanaway	**505**	501	478	5
Recall	**118**	125	107	17
Industrial Services	**137**	137	134	2
Regional Businesses	**73**	78	97	(20)
Discontinued	**21**	21	212	–
Total	**1,474**	1,508	1,619	(7)

COMPARABLE OPERATING PROFIT (UK GAAP EBITA BEFORE EXCEPTIONALS) BY BUSINESS

£ millions	**6 months ended 31/12/02 as reported**	6 months ended 31/12/02 at average exchange rates for previous half year (a)	6 months ended 31/12/01 (b)	% change (a)/(b)
CHEP	**103**	107	84	27
Cleanaway	**50**	49	51	(4)
Recall	**19**	21	18	17
Industrial Services	**13**	13	12	8
Regional Businesses	**6**	6	9	(33)
Discontinued	**2**	1	19	–
Unallocated	**(9)**	(10)	(4)	–
Total	**184**	187	189	(1)

The prior period results set out in column (b) above reflect the adjustments described in the Group's London Stock Exchange announcement dated 19 February 2003. The announcement, issued to assist understanding of the Group's treatment of prior year comparatives, is available on Brambles' website www.brambles.com

The Group's profit before interest and tax, after charging goodwill amortisation and exceptional items, is analysed by business segment and geographical origin on page 20.

OVERVIEW

Trading performance

In the six months to 31 December 2002 revenue from continuing businesses at £1.45 billion was 3 per cent above the same period in the previous year or 6 per cent higher on a constant currency basis.

Comparable operating profit (profit before interest, taxation, goodwill amortisation and exceptional items) from continuing businesses was £182 million compared with £170 million last year, an increase of 7 per cent. The prior year included a one-off charge of £31 million within the harmonisation of accounting policies at CHEP. Comparable operating profit on this basis was 7 per cent lower than last year excluding the one-off charge and at constant currency.

The half year has been dominated by the continuing successful execution of the performance improvement programme in CHEP USA and the commencement of a similar programme in CHEP Europe.

In CHEP USA the five key initiatives to reduce costs and improve efficiencies all continue to yield good results. Profits from the Americas as a whole increased by 33 per cent with CHEP USA up by 44 per cent compared to the same period last year.

In CHEP Europe the reorganisation plan has been further developed. The pan-European management structure in CHEP Europe is now in place, the organisation is being streamlined and there is total focus on improving service quality, increasing profitability and driving up the return on capital invested. The total cost of the restructuring plan is confirmed at the previously estimated figure of £85 million and will be spread over some 30 months. Within this a charge of £2 million has been incurred in the first six months and treated as an operating exceptional item. Trading in CHEP Europe continued as expected with revenue up by approximately 4 per cent and comparable operating profit down by 32 per cent or 25 per cent excluding the impact of the service centre fires.

Cleanaway performed steadily in a challenging market, and Recall is growing both revenue and profits.

Industrial Services improved, driven by a strong performance in Australia, but profits from Regional Businesses were lower with a weaker performance from Interlake due to adverse market conditions.

The dividend is being held at the rate of 10 Australian cents/3.757 pence per share, consistent with the Board's stated policy of at least maintaining this level of dividend per share. The interim dividend will be paid on 10 April 2003 to those shareholders registered on 21 March 2003.

Business disposals and exceptional items

The principal business divestments during the six months were Brambles Shipping in Australia and Heavy Contracting in Europe. Of the total proceeds of £55 million, £39 million was received before 31 December 2002 and the balance in early 2003. The net exceptional profit under UK GAAP arising from the disposals was £13 million (£10 million after tax).

Financial position

Cash inflow from operations after capital expenditure improved by £42 million to £38 million compared with a cash outflow of £4 million last year.

Interest expense was £42 million compared with £52 million in the same period last year, due both to lower average debt levels and lower interest rates.

Working capital increased by £68 million principally due to a reduction in trade creditors, about half of which was in CHEP and was associated with lower capital expenditure.

Debtors decreased by £23 million. In CHEP, overall debtors are falling as a proportion of sales and debtors should reduce further in the second half.

Working capital requirements across the Group are expected to fall in the second half of the year.

Net debt at 31 December 2002 was £1.68 billion with the Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) interest cover at eight times and net debt/EBITDA at 2.5 times, leaving ample headroom in our credit facilities.

Capital expenditure

Capital expenditure for the half year was £242 million, £62 million lower than last year, as all divisions with the exception of Recall reduced spending.

In CHEP, capital expenditure at £183 million was £37 million below last year. The principal driver of the reduction was in CHEP Europe where expenditure at £77 million was £21 million lower than last year. A decrease of £17 million in the USA was partly offset by increased capital expenditure in Latin America to satisfy strong growth.

Capital expenditure at both Cleanaway and Industrial Services was £10 million below last year at £33 million and £9 million respectively. At Recall, a £7 million increase resulted from the ongoing mega centre construction programme across its territories.

Taxation

The Group tax rate for the half year was 32 per cent on profit before tax and goodwill amortisation, up from 26 per cent in the same period last year (28 per cent for the full year). The increase in the tax rate for the period was due principally to the absence of the one-off benefit of tax losses which benefited Cleanaway Germany last year.

OPERATIONAL REVIEW

CHEP

£ millions	6 months to 31/12/02		6 months to 31/12/01	% change – constant currency
	As reported	Constant currency		
Revenue	620	646	591	9
Comparable operating profit	103	107	84	27
Add back				
One-off loss provision	–	–	31	–
Comparable operating profit	103	107	115	(7)

Revenue from CHEP increased by 9 per cent in constant currency, while comparable operating profit was £103 million compared with £84 million last year. The prior year profit included a one-off loss provision of £31 million. Excluding this loss provision, CHEP's comparable operating profit for the half year was 7 per cent lower than last year.

CHEP Americas

In the Americas, revenue increased by 13 per cent to £294 million.

In the USA, revenue growth was 11 per cent. Revenue growth included a higher contribution from Wal*Mart's suppliers and a first time contribution from suppliers to Sysco, the largest food service company in the USA.

Revenue growth in Canada included a new contract with Quaker. CHEP's Latin American markets were strong, with new contract awards in all locations.

Comparable operating profit in the Americas increased to £43 million, up by 33 per cent in constant currency, with significant growth being achieved in all CHEP markets. Comparable operating profit margin rose by two percentage points from 13 per cent to 15 per cent.

In the USA, the continuing successful implementation of the five key performance improvement initiatives was an important driver of the profit improvement.

- Service centre network optimisation is proceeding well and will be completed in March when all 75 new service centres will be operative. The 60 already in operation currently process some 84 per cent of pallet returns.
- Transport optimisation savings are being achieved through the new service centre network.
- The new pallet return policy whereby major retailers return pallets to CHEP, by taking advantage of the new service centre network, is being successfully implemented, with attendant cost savings.
- Total pallet management (TPM) contracts are continuing to develop profitably.
- The non-participating distributors (NPD) channel management initiative is also yielding results with pallet transfers from our customers reduced from 5.6 per cent of total issues last year to 4.3 per cent this year. Pallet returns are running at approximately 70 per cent of issues, up from around 58 per cent a year ago. In the first half, a total of 257 NPDs were converted, the largest being US Foodservice Alliance with over sixty locations.

Elsewhere in the Americas, strong profit progress was achieved in Canada, Mexico, Argentina and Brazil.

CHEP Europe

The results of CHEP Europe for the six months were consistent with indications given in the November trading statement.

Revenue was up by 4 per cent with progress in all markets except for a slight fall in the UK, which was due principally to the insourcing of the RPC contract at ASDA in March 2002. Pallet revenue in the UK was up by 4 per cent with a slight improvement in pricing. Key new contracts in pallet pooling included San Pellegrino and Nestlé Purina in Italy, Friskies in France and Henkel in Germany, Italy and France.

Comparable operating profit was £44 million, after a cost of £4 million in respect of a number of service centre fires last autumn and compares with £63 million last year. Excluding the impact of the fires and on a constant currency basis, comparable profits were down by 25 per cent.

IT costs, principally SAP, rose by £4 million and other overhead costs increased by £9 million of which the largest elements were lower compensation receipts in the period and an increase in recurrent loss provisioning.

The balance of the profit shortfall compared with last year comprised the increased costs relating to improving asset management, and the further repatriation of pallets from the UK to continental Europe offset in part by the profit contribution from increased volumes.

In November we announced a major European restructuring plan to reduce costs and improve both profitability and service quality. The plan will also increase both the effectiveness of the pallet pool and the returns achieved on capital invested.

The plan is in two parts, the first a reorganisation to improve operational efficiency with an estimated cost of £40 million and the second, an Asset Productivity Improvement Programme with an approximate cost of £45 million. The reorganisation has the following costs and benefits:

Reorganisation plan	Cost	Anticipated benefit, comparable operating profit	
£ millions	Total	Financial year 2004	Financial year 2005
Indirect Workforce Reduction	19	6	10
Service Centre Configuration	8	3	4
Service/Product Offering/Price	9	3	7
IT Writedown	4	1	1
Total	40	13	22

Operational efficiency

This element of the restructuring plan has an estimated cost of £40 million (£34 million cash) spread over 2 years and is being treated as an operating exceptional item in the accounts as the costs are incurred. The acceleration of cross-border trading, the related increase in pan-European pallet movements and requirements of European customers have all outgrown the previous country-based management structure. As a consequence, the organisation was changed in October last year with the creation of a pan-European management structure reporting directly to the President of CHEP Europe. The asset management function has also been greatly strengthened to ensure more effective control over CHEP's pallet pool.

Streamlining operations in line with the change in management structure will result in a net reduction of between 300 and 400 positions from the European indirect workforce, at an estimated cost of £19 million. Discussions with the relevant Works Councils and employee representatives are currently under way.

Approximately 50 per cent of this cost is expected to be incurred in the current financial year with the balance in the next year. Annualised savings of £10 million are anticipated once this programme is completed.

As successfully undertaken in the USA, a study is under way to assess the optimal service centre network configuration for the pan-European business. We expect this study to be completed by September, at which stage implementation will commence. An estimate of £8 million has been included for this element of the reorganisation with the majority of the cost to fall into the next financial year. It is estimated that savings of £4 million per annum will be achieved within two years.

A review of product and service offerings, in order to simplify customer administration and billings, improve service quality and to align prices more closely with activity and cost, has also commenced. This, combined with the write off of some £4 million of capitalised IT costs related to country specific applications, comprises the balance of the £40 million expenditure.

Asset Productivity Improvement Programme

The second part of the restructuring plan is a programme to improve asset productivity in Europe. Since 1999, the size of the European pallet pool has grown disproportionately to the growth in revenue and this has resulted in an estimated excess of up to 14 million pallets in the pool. It is worth emphasising that this is an issue relating to the under-utilisation of our assets.

While it is inevitable that during the execution of the productivity improvement programme, there may be some pallet shortfalls identified during audits, the estimated costs of the plan at £45 million should be sufficient to cover such eventualities.

The excess has been caused by a number of factors: surplus pallets in our own plants, inadequate collection and repair activity, as well as business decisions to grow CHEP into new territories such as Italy and through other smaller distribution channels.

In order to improve the pallet pool efficiency a number of initiatives are being put in place. These include an intensified programme to audit, collect and repair pallets at manufacturers' plants, retailers' distribution centres and the small distributor channels, as well as a one-off relocation of excess pallets within CHEP's own service centres to meet customer demand.

This part of the restructuring plan is estimated to cost £45 million which will also be shown as an operating exceptional item in the accounts and will be charged over the next 30 months as incurred.

The cash benefit of the project will be a combination of savings in capital expenditure and increased revenue from pallets that are presently non revenue earning offset by the cost of the programme.

CHEP – Rest of the World

In the Rest of the World, CHEP continues to perform satisfactorily. In Asia Pacific, revenue was up by 14 per cent, reflecting a good performance in Australia and strong growth in the new but smaller Asian markets. Profitability in Asia Pacific was slightly ahead of our internal forecasts though comparatives in the first half of last year were distorted by a high level of compensation receipts. As is the case elsewhere in CHEP, the Asia Pacific region is now bearing its share of global IT development costs although the implementation of SAP is not scheduled until the next financial year.

CHEP – Africa also performed well with both revenue and profit improvement over the same period last year.

CHEP – other products

New products continue to offer exciting opportunities for future growth. Reusable Plastic Container (RPC) revenue at £35 million was slightly higher than last year, notwithstanding the insourcing decision by ASDA in the UK. In the USA, growth is being driven by continuing implementation with Wal*Mart and a new RPC contract with HEB, the largest grocery retailer in Texas, that was won in July 2002. CHEP Europe has seen success with a number of RPC contract wins, the two most significant being with Carrefour and Casino.

The automotive container business is also moving ahead, with revenue of £22 million being some 7 per cent ahead of last year. The smaller Intermediate Bulk Container (IBC), and Catalyst and Chemical Container (CCC) businesses, while embryonic, are also making progress.

CHEP – global initiatives

The SAP initiative which commenced in 2000 has created a global IT platform to measure and control the operations of CHEP in both Europe and the Americas, with global implementation to follow in 2003. The system will also facilitate the standardisation of processes and service offerings on a global basis.

The core commercial and operational systems have now been fully implemented in Europe, USA, Canada and Mexico. The cost of the IT implementation to date has been approximately £60 million, most of which has been capitalised. Increasingly sophisticated data and key performance indicators will be incorporated into the SAP system and will facilitate the benchmarking and measurement of business efficiencies, asset usage and customer profitability. Simplified and standardised service offerings will result in more streamlined invoicing, thus improving customer service and cash collection.

Other global IT initiatives include the ongoing development of Portfolio, the web-based customer order interface system and the initiative to develop a commercially viable radio frequency identification (RFID) tracking system for pallets and containers.

Outlook

The outlook for CHEP in the second half of the financial year is much as indicated in the November 2002 trading statement, with good growth in the Americas and the Rest of the World, and lower comparable operating profit from Europe.

Cleanaway

£ millions	6 months to 31/12/02		6 months to 31/12/01	% change – constant currency
	As reported	**Constant currency**		
Revenue	**505**	501	478	5
Comparable operating profit	**50**	49	51	(4)

Cleanaway continued to perform steadily, despite difficult conditions in some of its European market segments. Revenue at £505 million was 5 per cent above the same period last year in constant currency, though comparable operating profit was slightly lower than last year, at £50 million.

In the UK, revenue was 3 per cent higher at £246 million, while comparable operating profit was below last year's level. Within the UK business, revenue and comparable operating profit from Dry Waste were both similar to last year with good growth in commercial, industrial and municipal dry waste offsetting the short-term negative effect of the new landfill directive restricting wastes that can be sent to landfill sites. Cleanaway continues its strategic focus on recycling and total waste management, leveraging off its expertise in Germany and offering integrated waste management solutions to both commercial and municipal customers. Recent successes in winning integrated waste management contracts, such as the new £32 million five-year contract with Thurrock Council, evidence this trend.

The performance of facilities management was weak, in part due to the start-up phase of a new contract, as well as a softness in the building repair and maintenance division. This latter division, with revenue of some £27 million in this first half, is being divested as it does not have a strategic fit with the rest of Cleanaway's waste business.

In UK Technical Waste, revenue was flat and comparable operating profit was lower than the previous year. This was due to lower volume from the chemical industry and unfavourable price/product mix.

In Germany, actual revenue of £172 million increased by 4 per cent in constant currency as higher average paper trading prices in the first quarter more than offset reductions in paper and trade waste volumes, caused by weaker economic activity.

Comparable operating profit in Germany was slightly below last year due to lower contributions from commercial and industrial (C&I) partly offset by improvements from the Municipal sector and from DSD (the German Packaging Recycling Scheme).

In Australia, Cleanaway revenue of £77 million increased by 4 per cent, notwithstanding the termination of the loss making municipal contract in Brisbane. Profits continued to advance with a strong performance from the Enviroguard landfill and a number of contract wins including those in Blacktown, Canberra and Alice Springs.

Outlook

In the UK, Dry Waste outlook is firm with a strong outstanding order pipeline. The Facilities Management business will be divested. The Technical Waste business is expected to remain under pressure.

Our German business is faced with a higher degree of uncertainty than normal for a number of different reasons. These include the introduction on 1 January 2003 of a compulsory deposit scheme on one-way drinks containers, the impact of the DSD re-tender on Cleanaway's £80 million annual revenues in this area, and the generally weak German economy. Cleanaway has a strong base from which to meet these challenges and to benefit from the opportunities that are expected to arise following this period of considerable change.

The firm outlook for the Australian business is underpinned by a strong municipal contract order book and a growing National Accounts and Recycling business.

Recall

£ millions	6 months to 31/12/02		6 months to 31/12/01	% change – constant currency
	As reported	Constant currency		
Revenue	118	125	107	17
Comparable operating profit	19	21	18	17

Recall continued to deliver strong revenue growth, some 17 per cent above the same period last year, with acquisitions contributing 8 per cent. Excluding the Dassler business transferred from Cleanaway and a one-off Brazilian contract in the prior year, the underlying growth rate was 7 per cent.

North America remains the most important market for Recall, and accounted for 52 per cent of the total revenues. Of the total of 11 acquisitions made since June 2002, nine were in the USA and represented a continued expansion into the Secure Destruction Services (SDS) market together with further geographical coverage in the Document Management Services (DMS) business. The Recall DMS business now services directly the key markets of Washington DC and Minneapolis, Minnesota.

Europe continues to grow, with revenue up 21 per cent (adjusted for the Dassler transfer) in total, or 8 per cent in terms of underlying growth. New operations were set up in Sweden and Finland, bringing to 23 the number of countries worldwide in which Recall operates.

In Australia, modest revenue growth was seen in both DMS and Data Protection Services (DPS). Asia and Latin America both showed strong internal revenue growth at 10 per cent and 23 per cent respectively, albeit from a relatively small base.

Recall's comparable operating profit at £19 million was 17 per cent ahead of last year. Operating margins at 17 per cent were in line with the prior year, with efficiency improvements in part offset by higher insurance premiums and one-off carton movement costs resulting from the development of more efficient DMS storage.

Looking forward, Recall should continue to grow revenues and profits both organically and by acquisition.

Industrial Services

£ millions	6 months to 31/12/02		6 months to 31/12/01	% change – constant currency
	As reported	Constant currency		
Revenue	137	137	134	2
Comparable operating profit	13	13	12	8

Revenue in Industrial Services was slightly above the same period last year with comparable profit 8 per cent higher.

In Australia, which comprises more than half the division, revenue and comparable profit rose strongly. In all territories performance of the BIS contract outsourcing business was satisfactory with a particularly good six months from the PCI fuel injection plant managed for BHP Steel.

In the Northern Hemisphere, results were lower than last year. In the UK, the write-off of assets held at the site of a bankrupt customer coupled with lower volumes from Corus at Port Talbot combined to hold back both revenue and profitability.

The Industrial Services division continues to deliver strong operating cash flows.

Looking forward, second-half profits will not benefit from last year's one-off receipt of £2 million in respect of the Llanwern closure.

Regional Businesses

£ millions	6 months to 31/12/02		6 months to 31/12/01	% change – constant currency
	As reported	Constant currency		
Revenue	73	78	97	(20)
Comparable operating profit	6	6	9	(33)

Both revenue and profits of the Brambles Regional Businesses were lower than last year.

Almost all of the profit setback was due to Interlake where the softness of the US economy continued to have a negative impact on business performance. For Interlake this has been exacerbated by the collapse of the E-business bubble which has seen the closure of related warehousing facilities and resulted in the market for warehouse racking being flooded with second-hand equipment.

Plans are in hand to rationalise further Interlake's production capacity. This action will be completed in the second half and will benefit results in 2003/2004.

Brambles' other Regional Businesses performed steadily.

OUTLOOK

Assuming continued global political and economic stability, the outlook for the Group for the financial year is unchanged since our AGM and trading statements in November 2002, with good growth in CHEP Americas and the Rest of the World, and lower comparable operating profits from CHEP Europe. Cleanaway continues to face a challenging market in Europe. Recall should continue to grow. There will be a continued focus on improving the cash performance of the Group.

COMBINED PROFIT AND LOSS ACCOUNT

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	6 months ended 31/12/02 Before goodwill and exceptional items £ millions	Goodwill and exceptional items £ millions	Total £ millions	6 months ended 31/12/01 Before goodwill and exceptional items £ millions	Goodwill and exceptional items £ millions	Total £ millions
	TURNOVER (*including share of joint ventures and associates*)						
2,871	Continuing operations	1,453	–	1,453	1,407	–	1,407
313	Discontinued operations	21	–	21	212	–	212
3,184		1,474	–	1,474	1,619	–	1,619
(20)	less: share of joint ventures	(15)	–	(15)	(12)	–	(12)
(52)	less: share of associates	(26)	–	(26)	(22)	–	(22)
3,112	**GROUP TURNOVER**	1,433	–	1,433	1,585	–	1,585
	OPERATING PROFIT						
370	Continuing operations before goodwill and exceptional items	176	–	176	166	–	166
(32)	Goodwill amortisation	–	(16)	(16)	–	(15)	(15)
–	Exceptional items	–	(2)	(2)	–	(23)	(23)
338	Continuing operations	176	(18)	158	166	(38)	128
22	Discontinued operations	2	–	2	19	–	19
360	**GROUP OPERATING PROFIT**	178	(18)	160	185	(38)	147
3	Share of op. profit of joint ventures	4	–	4	2	–	2
7	Share of op. profit of associates	2	–	2	2	–	2
370	**TOTAL OPERATING PROFIT**	184	(18)	166	189	(38)	151
	EXCEPTIONAL ITEMS						
30	Profit on sale of discontinued ops.	–	13	13	–	(35)	(35)
(32)	Merger costs – continuing operations	–	–	–	–	(30)	(30)
368	**PROFIT BEFORE INTEREST AND TAXATION**	184	(5)	179	189	(103)	86
	Net interest payable:						
(96)	Group	(41)	–	(41)	(51)	–	(51)
(1)	Share of Joint Ventures	(1)	–	(1)	(1)	–	(1)
(97)		(42)	–	(42)	(52)	–	(52)
271	**PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION**	142	(5)	137	137	(103)	34
(96)	Tax on profit on ordinary activities	(45)	(2)	(47)	(35)	17	(18)
175	**PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION**	97	(7)	90	102	(86)	16
(1)	Equity minority interests	(1)	–	(1)	(1)	–	(1)
174	Profit attributable to parent companies' shareholders	96	(7)	89	101	(86)	15
(120)	Equity dividends paid and proposed	(60)	–	(60)	(59)	–	(59)
54	Transfer to combined reserves	36	(7)	29	42	(86)	(44)
10.3	Basic earnings per share (p)	5.7	(0.4)	5.3	6.0	(5.1)	0.9
10.3	Diluted earnings per share (p)	5.7	(0.4)	5.3	6.0	(5.1)	0.9

COMBINED BALANCE SHEET

As at 31 December 2002

At 30/6/02 £ millions	Unaudited	At 31/12/02 £ millions	At 31/12/01 £ millions
	FIXED ASSETS		
479	Goodwill and intangible assets	490	483
2,289	Tangible fixed assets	2,294	2,384
2,768		2,784	2,867
	Investments		
	Joint ventures:		
59	Share of gross assets	58	53
(42)	Share of gross liabilities	(25)	(35)
17		33	18
47	Associates	34	29
13	Other investments	16	20
77	Total investments	83	67
2,845	**Total fixed assets**	2,867	2,934
	CURRENT ASSETS		
34	Stocks	44	48
765	Debtors	715	758
53	Cash at bank and in hand	68	83
852		827	889
	CREDITORS: amounts falling due within one year		
(85)	Borrowings	(122)	(83)
(473)	Creditors	(394)	(440)
(147)	Taxation and dividends payable	(117)	(142)
(705)		(633)	(665)
147	**NET CURRENT ASSETS**	194	224
2,992	**Total assets less current liabilities**	3,061	3,158
(1,549)	**CREDITORS:** amounts falling due beyond one year	(1,634)	(1,872)
(309)	**PROVISIONS FOR LIABILITIES AND CHARGES**	(294)	(292)
1,134	**NET ASSETS**	1,133	994
	CAPITAL AND RESERVES		
477	Share capital	456	450
50	Share premium account	50	50
108	Other reserves	99	142
494	Profit and loss account	523	344
1,129	Equity shareholders' funds	1,128	986
5	Equity minority interests	5	8
1,134		1,133	994

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	**6 months ended 31/12/02 £ millions**	6 months ended 31/12/01 £ millions
174	Profit attributable to parent companies' shareholders	**89**	15
46	Exchange translation differences	**(31)**	25
220	**Total recognised gains for the period**	**58**	40
(193)	Prior year adjustment	**–**	(93)
27	**Total recognised gains and losses since last annual report**	**58**	(53)

RECONCILIATION OF MOVEMENTS IN COMBINED SHAREHOLDERS' FUNDS

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	**6 months ended 31/12/02 £ millions**	6 months ended 31/12/01 £ millions
993	Combined shareholders' funds at the beginning of the period	**1,129**	993
174	Profit attributable to parent companies' shareholders	**89**	15
(120)	Ordinary dividends paid and proposed	**(60)**	(59)
20	Issue of ordinary shares, net of expenses	**1**	12
14	Reinstatement of goodwill due to sale of businesses	**–**	–
2	Shares to be issued	**–**	–
46	Exchange translation difference	**(31)**	25
136	**Net increase in combined shareholders' funds**	**(1)**	(7)
1,129	**Combined shareholders' funds at the end of the period**	**1,128**	986

COMBINED CASH FLOW STATEMENT

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	6 months ended 31/12/02 £ millions	6 months ended 31/12/01 £ millions
673	**Net cash inflow from operating activities**	258	264
1	**Dividends received from joint ventures and associates**	1	1
5	Interest received	2	2
(99)	Interest paid	(43)	(47)
(94)	**Returns on investments and servicing of finance**	(41)	(45)
(97)	**Taxation paid**	(74)	(60)
(557)	Purchase of tangible fixed assets	(242)	(304)
85	Proceeds from sale of tangible fixed assets	22	36
(7)	Investment loans and other financial investments	1	(3)
(479)	**Capital expenditure and financial investment**	(219)	(271)
(34)	Purchase of subsidiary undertakings	(43)	(24)
–	Purchase of associates	(1)	–
(21)	Merger costs paid	–	–
–	Net cash acquired with subsidiary undertakings	2	–
397	Sale of businesses	39	97
–	Sale of associates	–	–
342	**Acquisitions and disposals**	(3)	73
(98)	**Equity dividends paid to shareholders of the parent companies**	(61)	(35)
248	**Net cash inflow/(outflow) before management of liquid resources and financing**	(139)	(73)
(1)	**Management of liquid resources**	(2)	–
20	Net proceeds from share issues	1	12
(278)	Increase in borrowings	143	92
(5)	Capital element of finance lease rentals	(1)	(1)
(263)	**Financing**	143	103
(16)	**Increase/(decrease) in cash**	2	30

MOVEMENT IN COMBINED NET DEBT

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	**6 months ended 31/12/02 £ millions**	6 months ended 31/12/01 £ millions
(16)	Increase/(decrease) in cash	**2**	30
278	Decrease/(increase) in borrowings	**(143)**	(92)
5	Capital element of finance lease rentals	**1**	1
30	Currency variations	**38**	66
1	Increase in liquid resources	**2**	–
(16)	Other non cash charges	**(5)**	(14)
–	Subsidiaries acquired and sold	**(2)**	–
282	Total inflow/(outflow)	**(107)**	(9)
(1,863)	Net borrowings at beginning of period	**(1,581)**	(1,863)
(1,581)	Net borrowings at end of period	**(1,688)**	(1,872)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	**6 months ended 31/12/02 £ millions**	6 months ended 31/12/01 £ millions
360	Group operating profit	**160**	147
346	Depreciation charge	**157**	189
32	*Goodwill amortisation*	**16**	15
(43)	Increase in working capital	**(68)**	(108)
9	Increase/(decrease) in provisions	**(21)**	6
(31)	Other	**14**	15
673	**Net cash inflow from operating activities**	**258**	264

COMBINED SEGMENTAL ANALYSIS

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	6 months ended 31/12/02 £ millions	6 months ended 31/12/01 £ millions
	Turnover – by business segment		
1,202	CHEP	620	591
984	Cleanaway	505	478
229	Recall	118	107
273	Industrial Services	137	134
183	Regional Businesses	73	97
313	Discontinued	21	212
3,184	Total	1,474	1,619
	Turnover – by geographical origin		
1,638	Europe	783	817
952	Americas	426	495
544	Australia / New Zealand	235	284
50	Rest of World	30	23
3,184	Total	1,474	1,619
	Profit – by business segment		
207	CHEP	103	84
98	Cleanaway	50	51
40	Recall	19	18
31	Industrial Services	13	12
18	Regional Businesses	6	9
22	Discontinued	2	19
(14)	Unallocated	(9)	(4)
402	Operating profit before amortisation of goodwill and exceptional items	184	189
(32)	Goodwill amortisation	(16)	(15)
(2)	Exceptional items	11	(88)
368	Profit before interest and tax [1]	179	86
	Profit – by geographical origin		
225	Europe	85	122
99	Americas	58	27
63	Australia / New Zealand	33	33
15	Rest of World	8	7
402	Operating profit before amortisation of goodwill and exceptional items	184	189
(32)	Goodwill amortisation	(16)	(15)
(2)	Exceptional items	11	(88)
368	Profit before interest and tax [1]	179	86

[1] Profit before interest and tax after charging goodwill amortisation and exceptional items is analysed by business as follows: CHEP £101m (2001 – £83m); Cleanaway £43m (2001- £44m); Recall £14m (2001 – £13m); Industrial Services £10m (2001 – £10m); Regional Businesses £4m (2001 – £8m); Discontinued operations £16m (2001 – £(38)m); Unallocated £(9)m (2001 – £(34)m); and by region of origin as follows: Europe £75m (2001 – £100m); Americas £53m (2001 – £(13)m); Australia / New Zealand £51m (2001 – £26m); Rest of World £9m (2001 – £7m); Unallocated £(9)m (2001 – £(34)m).

COMBINED SEGMENTAL ANALYSIS (continued)

For the six months ended 31 December 2002

At 30/6/02 £ millions	Unaudited	At 31/12/02 £ millions	At 31/12/01 £ millions
	Net assets – by business segment		
1,637	CHEP	**1,726**	1,570
672	Cleanaway	**667**	653
276	Recall	**311**	270
257	Industrial Services	**233**	246
127	Regional Businesses	**119**	133
24	Discontinued	**4**	253
(60)	Unallocated	**(59)**	(13)
2,933	Total	**3,001**	3,112
	Net assets – by geographical origin		
1,569	Europe	**1,606**	1,638
1,064	Americas	**1,105**	1,083
294	Australia/New Zealand	**284**	344
66	Rest of World	**65**	60
(60)	Unallocated	**(59)**	(13)
2,933	Total	**3,001**	3,112
2,933	Segmented net assets	**3,001**	3,112
(1,581)	Net debt	**(1,688)**	(1,872)
(218)	Net tax liabilities	**(180)**	(246)
1,134	Group net assets	**1,133**	994

The "Discontinued" segment covers businesses sold, being Rail Division, Equipment Division, Specialised Transport, Jardine and North West Shipping, Gardner Perrott, Brambles Shipping and Heavy Contracting.

To enable meaningful comparison, the industry segmentation for 2002 has been prepared to reflect discontinued operations. The comparatives for 2001 have been amended accordingly.

NOTES TO THE COMBINED FINANCIAL INFORMATION

For the six months ended 31 December 2002

1. Basis of preparation

The Brambles Industries combined financial information (the combined financial information) represents the combined businesses of Brambles Industries plc (BIP) and Brambles Industries Limited (BIL) and encompasses their respective subsidiaries, associates and joint ventures (the combined businesses).

The merger of the support services activities of GKN plc with BIL was completed on 7 August 2001. The merger involved GKN plc separating its support services activities from its engineering operations and placing them in a new company, BIP. BIP and BIL were then combined under a dual listed companies (DLC) structure (Combined Brambles Group).

The combined financial information has been prepared under merger accounting principles, as set out in Financial Reporting Standard 6: Acquisitions and Mergers. Under merger accounting the results and cash flows of BIP and BIL have been combined from the beginning of the financial period. The accounting policies of BIP and BIL were the same under UK GAAP. A reconciliation to Australian GAAP is presented in Note 7.

In accordance with merger accounting principles, the comparatives for the six months ended 31 December 2001 and the twelve months ended 30 June 2002 are presented as if the DLC merger took place on the first day of the accounting periods presented.

The combined financial information for the six months ended 31 December 2001 has been re-presented to make it consistent with the treatment of the CHEP accounting harmonisation items in the 2002 Annual Report. Further details on this are set out in Note 5.

Consolidated financial information for BIP is presented on pages 27 to 29. The combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of the Combined Brambles Group.

2. Earnings per share

Earnings per share for 2002 is based on the earnings of the half year of £89 million (2001 – £15 million) and calculated on the weighted average number of 1,690.6 million shares in issue and ranking for dividend (2001 – 1,685.1 million shares). Diluted earnings per share, which takes into account options over shares, is calculated on the weighted average number of 1,690.7 million (2001 – 1,689.9 million) shares.

Earnings per share before goodwill amortisation and exceptional items, which the directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

Earnings	EPS		Earnings		Earnings per share	
Year ended 30/6/02 £ millions	Year ended 30/6/02 pence		**6 months ended 31/12/02 £ millions**	6 months ended 31/12/01 £ millions	**6 months ended 31/12/02 pence**	6 months ended 31/12/01 pence
174	10.3	Profit for the period	**89**	15	**5.3**	0.9
		Included in operating profit:				
32	1.9	Goodwill amortisation	**16**	15	**0.9**	0.9
–	–	Exceptional items	**2**	23	**0.1**	1.4
2	0.1	Non-operating exceptional items	**(13)**	65	**(0.7)**	3.8
11	0.7	Tax attributable to exceptional items	**2**	(17)	**0.1**	(1.0)
219	13.0	Profit after tax before goodwill amortisation and exceptional items	**96**	101	**5.7**	6.0

3. Exceptional items

Year ended 30/6/02 £ millions	Unaudited	**6 months ended 31/12/02 £ millions**	6 months ended 31/12/01 £ millions
	Operating exceptional items: *		
–	CHEP Europe reorganisation costs	**(2)**	–
–	Writedown of equipment division	–	(23)
	Non-operating exceptional items:		
105	Profit on sale of discontinued operations	**21**	–
(75)	Loss on sale of discontinued operations	**(8)**	(35)
30	Net profit / (loss) on sale of discontinued operations	**13**	(35)
(32)	Merger costs	–	(30)
(2)	Total exceptional items before tax	**11**	(88)
(11)	Tax on exceptional items	**(2)**	17
(13)	Exceptional items after tax	**9**	(71)

* Refer Note 5.

4. Dividend

An interim dividend of 3.757p per BIP share has been declared and will be paid on 10 April 2003 to shareholders on the register at 21 March 2003.

5. CHEP accounting harmonisation and exceptional items

The half year results to 31 December 2001 have been re-presented to reflect the inclusion of CHEP accounting harmonisation in operating activities rather than operating exceptional items, consistent with the 2002 Annual Report.

The post on-going harmonisation figures included with the London Stock Exchange announcement dated 19 February 2003 are those used as prior year comparatives to explain trading movements in the press release and analyst presentations. The announcement, issued to assist understanding of the Group's treatment of prior year comparatives, is available on Brambles' website www.brambles.com

6. Contingent liabilities

The Group is in the process of agreeing completion accounts in respect of the disposals of several businesses sold in current or prior periods. The Group has recognised the financial impact of the expected resolution of any outstanding items on the basis of all information currently available. Until these matters are agreed, a contingent liability exists for any costs ultimately borne by the Group in excess of the amounts provided at 31 December 2002.

Except for the above, there have been no other material changes in the contingent liabilities of the Group.

7. GAAP reconciliation

6 months ended 31 December 2002

	UK GAAP £ millions	UK GAAP A$ millions	GAAP adjustments in A$ millions: Associates and joint ventures	Goodwill	Other	Total adjust-ments	AGAAP A$ millions
TURNOVER (including share of joint ventures and associates)	1,474	4,191	–	–	–	–	4,191
OPERATING PROFIT							
Continuing operations before goodwill	176	500	–	–	1	1	501
Goodwill amortisation	(16)	(46)	1	(9)	–	(8)	(54)
Exceptional items	(2)	(6)	–	–	–	–	(6)
Continuing operations	158	448	1	(9)	1	(7)	441
Discontinued operations	2	6	–	–	1	1	7
GROUP OPERATING PROFIT	160	454	1	(9)	2	(6)	448
Share of operating profit of joint ventures	4	12	(12)	–	–	(12)	–
Share of operating profit of associates	2	5	5	–	–	5	10
TOTAL OPERATING PROFIT	166	471	(6)	(9)	2	(13)	458
EXCEPTIONAL ITEMS							
Profit on sale of discontinued operations	13	35	–	(2)	–	(2)	33
PROFIT BEFORE INTEREST AND TAXATION	179	506	(6)	(11)	2	(15)	491
Net interest payable	(42)	(119)	2	–	–	2	(117)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	137	387	(4)	(11)	2	(13)	(a) 374
Tax on profit on ordinary activities	(47)	(134)	4	–	5	9	(125)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	90	253	–	(11)	7	(4)	249
Minority interests	(1)	(1)	–	–	–	–	(1)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	89	252	–	(11)	7	(4)	(b) 248

(a) Australian Stock Exchange Release – Profit from ordinary activities before tax
(b) Australian Stock Exchange Release – Net Profit for the period attributable to members

7. GAAP reconciliation (continued)

Year ended 30 June 2002

	UK GAAP £ millions	UK GAAP A$ millions	GAAP adjustments in A$ millions: Associates and joint ventures	Goodwill	DLC costs	Other	Total adjustments	AGAAP A$ millions
TURNOVER (including share of joint ventures and associates)	3,184	8,820	–	–	–	–	–	8,820
OPERATING PROFIT								
Continuing operations before goodwill	370	1,021	–	–	–	(7)	(7)	1,014
Goodwill amortisation	(32)	(87)	–	(22)	–	11	(11)	(98)
Exceptional items	–	–	–	–	–	–	–	–
Continuing operations	338	934	–	(22)	–	4	(18)	916
Discontinued operations	22	62	–	–	–	–	–	62
GROUP OPERATING PROFIT	360	996	–	(22)	–	4	(18)	978
Share of operating profit of joint ventures	3	8	(8)	–	–	–	(8)	–
Share of operating profit of associates	7	19	(1)	–	–	–	(1)	18
TOTAL OPERATING PROFIT	370	1,023	(9)	(22)	–	4	(27)	996
EXCEPTIONAL ITEMS								
Profit on sale of discontinued operations	30	71	–	23	–	–	23	94
Merger transaction costs	(32)	(91)	–	–	85	–	85	(6)
PROFIT BEFORE INTEREST AND TAXATION	368	1,003	(9)	1	85	4	81	1,084
Net interest payable	(97)	(270)	4	–	–	5	9	(261)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	271	733	(5)	1	85	9	90	(a) 823
Tax on profit on ordinary activities	(96)	(263)	5	–	–	(18)	(13)	(276)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	175	470	–	1	85	(9)	77	547
Minority interests	(1)	(2)	–	–	–	–	–	(2)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	174	468	–	1	85	(9)	77	(b) 545

(a) Australian Stock Exchange Release – Profit from ordinary activities before tax
(b) Australian Stock Exchange Release – Net Profit for the period attributable to members

7. GAAP reconciliation (continued)

Pro Forma six months ended 31 December 2001

	UK GAAP £ millions	UK GAAP A$ millions	GAAP adjustments in A$ millions: Associates and joint ventures	Goodwill	DLC costs	Other	Total adjust-ments	AGAAP A$ millions
TURNOVER (including share of joint ventures and associates)	1,619	4,589	–	–	–	–	–	4,589
OPERATING PROFIT								
Continuing operations before goodwill	166	471	–	–	–	(6)	(6)	465
Goodwill amortisation	(15)	(45)	1	(10)	–	–	(9)	(54)
Exceptional items	(23)	(65)	–	5	–	–	5	(60)
Continuing operations	128	361	1	(5)	–	(6)	(10)	351
Discontinued operations	19	53	–	–	–	1	1	54
GROUP OPERATING PROFIT	147	414	1	(5)	–	(5)	(9)	405
Share of operating profit of joint ventures	2	6	(6)	–	–	–	(6)	–
Share of operating profit of associates	2	6	1	–	–	–	1	7
TOTAL OPERATING PROFIT	151	426	(4)	(5)	–	(5)	(14)	412
EXCEPTIONAL ITEMS								
Profit on sale of discontinued operations	(35)	(102)	–	–	–	–	–	(102)
Merger transaction costs	(30)	(84)	–	–	84	–	84	–
PROFIT BEFORE INTEREST AND TAXATION	86	240	(4)	(5)	84	(5)	70	310
Net interest payable	(52)	(147)	2	–	–	3	5	(142)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	34	93	(2)	(5)	84	(2)	75	(a)168
Tax on profit on ordinary activities	(18)	(50)	2	–	–	(13)	(11)	(61)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	16	43	–	(5)	84	(15)	64	107
Minority interests	(1)	(1)	–	–	–	–	–	(1)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	15	42	–	(5)	84	(15)	64	(b)106

(a) Australian Stock Exchange Release – Profit from ordinary activities before tax
(b) Australian Stock Exchange Release – Net Profit for the period attributable to members

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	6 months ended 31/12/02 £ millions	6 months ended 31/12/01 £ millions
2,081	**Turnover (including share of associates) – continuing operations**	1,065	977
(45)	less share of associates	(25)	(22)
2,036	**Group turnover**	1,040	955
	Operating profit – continuing operations		
245	Before goodwill amortisation and exceptional items	113	128
(15)	Goodwill amortisation	(8)	(7)
–	Exceptional items	(3)	(25)
230	Group operating profit	102	96
4	Share of associates – continuing operations	2	2
234	**Total operating profit**	104	98
(15)	DLC merger costs – continuing operations	–	(13)
219	**Profit on ordinary activities before interest and tax**	104	85
(67)	Net interest payable	(33)	(35)
152	**Profit on ordinary activities before taxation**	71	50
(52)	Tax on profit on ordinary activities	(23)	(16)
100	**Profit on ordinary activities after taxation**	48	34
(46)	Equity minority interest	(21)	(27)
54	**Profit attributable to shareholders**	27	7
(52)	Equity dividends paid and proposed	(25)	(25)
2	**Retained profit/(loss) taken to/(from) reserves**	2	(18)
7.5p	**Basic earnings per share**	3.7p	1.0p
7.5p	**Diluted earnings per share**	3.7p	1.0p

CONSOLIDATED BALANCE SHEET

As at 31 December 2002

At 30/6/02 £ millions	Unaudited	At 31/12/02 £ millions	At 31/12/01 £ millions
	FIXED ASSETS		
242	Goodwill and intangible assets	239	241
1,833	Tangible fixed assets and investments	1,888	1,752
2,075		2,127	1,993
	CURRENT ASSETS		
19	Stocks	28	18
503	Debtors – amounts falling due within one year	634	500
20	Cash at bank and in hand	31	32
542		693	550
(1,515)	CREDITORS: amounts falling due within one year	(1,735)	(1,465)
(973)	NET CURRENT LIABILITIES	(1,042)	(915)
1,102	Total assets less current liabilities	1,085	1,078
(201)	CREDITORS: amounts falling due after more than one year	(179)	(226)
(214)	PROVISIONS FOR LIABILITIES AND CHARGES	(233)	(204)
687	NET ASSETS	673	648
	CAPITAL AND RESERVES		
36	Share capital	36	36
50	Share premium account	50	50
81	Other reserves	82	94
212	Profit and loss account	205	198
379	Equity shareholders' funds	373	378
308	Equity minority interests	300	270
687		673	648

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	6 months ended 31/12/02 £ millions	6 months ended 31/12/01 £ millions
54	Profit attributable to parent companies' shareholders	27	7
3	Exchange translation differences	(8)	10
57	**Total recognised gains and losses for the period**	19	17
(85)	Prior period adjustment	–	(85)
(28)	**Total recognised gains and losses since last annual report**	19	(68)

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2002

Year ended 30/6/02 £ millions	Unaudited	6 months ended 31/12/02 £ millions	6 months ended 31/12/01 £ millions
447	**Net cash inflow from operating activities**	179	213
13	Interest received	6	3
(80)	Interest paid	(37)	(36)
(67)	**Returns on investments and servicing of finance**	(31)	(33)
(45)	**Taxation paid**	(24)	(30)
(434)	Purchase of tangible fixed assets	(201)	(248)
54	Proceeds from sale of tangible fixed assets	7	25
(3)	Investment loans and other financial investments	–	–
(7)	Dividends paid to minority shareholders in subsidiary undertakings	(26)	(7)
(390)	**Capital expenditure and financial investment**	(220)	(230)
(5)	Purchase of subsidiary undertakings	(2)	(2)
(13)	Merger costs paid	–	(13)
(18)	**Acquisitions and disposals**	(2)	(15)
(26)	**Equity dividends paid to shareholders**	(26)	–
(99)	**Net cash outflow before management of liquid resources and financing**	(124)	(95)
–	**Management of liquid resources**	–	–
84	Increase in borrowings	125	107
84	**Financing**	125	107
(15)	**Increase/(decrease) in cash**	1	12

NOTES TO THE BRAMBLES INDUSTRIES PLC FINANCIAL INFORMATION

For the six months ended 31 December 2002

1. Basis of preparation

Brambles Industries plc was incorporated on 3 January 2001. On 7 August 2001, the support services activities of GKN plc were transferred to BIP by way of a court approved reduction of capital of GKN plc and the issue of 723,742,311 ordinary shares of 5p each in BIP to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a Group reconstruction under merger accounting principles. The results and cash flows of the relevant entities are combined from the beginning of the period in which the merger occurred and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the financial information, the results, and assets and liabilities of the 50 per cent joint ventures (Joint Ventures) with BIL have been included as subsidiary undertakings. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and are therefore deemed to be subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as a minority interest.

The consolidated profit and loss account, consolidated cash flow statement, and consolidated balance sheet for 31 December 2001 and 30 June 2002 have been presented as if the merger took place on the first day of each of the accounting periods presented.

2. Accounting policies

The interim report for the period ended 31 December 2002 has been prepared on the basis of the accounting policies set out in the 2002 Annual Report and Accounts.

3. Combined financial information

The combined financial information presented on pages 15 to 26 forms part of the notes to the financial information for BIP. The DLC structure unites the economic interests of BIP and BIL shareholder groups. The directors consider that to provide a true and fair view of the impact of the DLC arrangements on BIP it is necessary to provide combined financial information of the combined businesses of BIP and BIL under merger accounting principles.

4. Status of financial information

The figures included within the financial information for the year ended 30 June 2002 (which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985) have been extracted from the Annual Report and Accounts which have been filed with the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The interim financial information was approved by the Board of directors on 26 February 2003. It is unaudited but has been reviewed by the auditors.

INDEPENDENT REVIEW REPORT

To the Directors of Brambles Industries plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the consolidated cash flow statement and the related notes, including the combined financial information. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2002.

PricewaterhouseCoopers
Chartered Accountants
London
26 February 2003

SHAREHOLDER INFORMATION

Directors

D R Argus, AO (Non-Executive Chairman)
M D I Burrows (Non-Executive Joint Deputy Chairman)
Sir David Lees (Non-Executive Joint Deputy Chairman)
Sir CK Chow (Chief Executive Officer)
R D Brown (Non-Executive Director)
G J Kraehe, AO (Non-Executive Director)
F A McDonald (Non-Executive Director)
R C Milne (Non-Executive Director)
Sir John Parker (Non-Executive Director)
D J Turner (Chief Financial Officer)

Company secretaries

Brambles Industries plc
Lorraine Young, BSc (Hons) FCIS

Brambles Industries Limited
C A van der Laan de Vries, BA LLB (Hons)

Registered offices

Brambles Industries plc
Cassini House
57-59 St. James's Street
London SW1A 1LD
United Kingdom

Company No. 4134697

Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001

Brambles Industries Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

ACN 000 129 868

Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

Website

www.brambles.com

Registrars

Brambles Industries plc
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom

Tel: 0870 600 3970 (UK only)
44 (0) 121 433 8000 (from outside the UK)
Fax: 0870 600 3980 (UK only)
44 (0) 1903 854 031 (from outside the UK)
Website: www.shareview.co.uk

Brambles Industries Limited
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Australia

Locked Bag A14
Sydney South NSW 1232
Australia

Tel: 61 (0) 2 8280 7143
Fax: 61 (0) 2 9261 8489
E-mail: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Online access to shareholding information is available to investors through the appropriate registrar website.

Financial calendar

Interim dividend 2003

Ex-dividend date	19 March 2003
Record date	21 March 2003
Payment date	10 April 2003